November 6, 2018

United States Securities and Exchange Commission
Office of Manufacturing and Construction
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Univar Inc.
Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 28, 2018
File No. 001-37443
Dear Ms. Mariner and Ms. Houser:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated October 24, 2018, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 28, 2018. The comments of the staff of the United States Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.
The Registrant acknowledges: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments from the Staff or changes to disclosure in response to comments from the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and (iii) the Registrant may not assert comments from the Staff as a defense to a proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Exhibit A attached hereto is subject to a confidential treatment request by the Registrant pursuant to 17 C.F.R. 200.83. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately to the SEC, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark “[*].” For the Staff’s reference, the omitted portions for which the Registrant is requesting confidential treatment are included in the paper submission.

Form 10-K for Fiscal Year Ended December 31, 2017
Financial Statements
7. Income taxes, page 87

Confidential Treatment Requested by Univar Inc.
Pursuant to 17 C.F.R. 200.83

November 6, 2018 – Response to October 24, 2018 SEC Comment Letter
Page | 2

1.
We note your response to our comment in our letter dated September 19, 2018. Specifically, we note that you acknowledge the $76.5 million income tax expense for the one-time deemed mandatory repatriation of foreign earnings is of the appropriate character/category to utilize the foreign tax credit deferred tax asset that you recognized as an indirect result of the Tax Act. We also understand that the tax rules require you to utilize the $26 million of US federal NOL deferred tax assets first. However, it remains unclear why the $50.5 million remaining tax expense is not available to utilize the $47.6 million foreign tax credit deferred tax asset. Please provide us with your specific facts and circumstances that results in $34 million of the foreign tax credit deferred tax assets that you recognized as a result of the one-time deemed mandatory repatriation of foreign earnings to expire unused. In addition, please expand your disclosures to explain why the $47.6 million of foreign tax credit deferred tax asset was recognized and your specific facts and circumstances that led you to recognize a $34 million valuation allowance.

Response
We acknowledge the Staff’s comments and respectfully advise that, pursuant to the Tax Act, $623.8 million of gross income from the one-time deemed mandatory repatriation of foreign earnings was included in 2017 and resulted in income tax expense of $76.5 million. A foreign tax credit (“FTC”) of $47.6 million directly associated with and available from the one-time deemed mandatory repatriation was limited to $13.6 million under the applicable sections of the Internal Revenue Code and Regulations (“IRC”) that govern utilization of FTC in a tax year. The remaining unused FTC balance in 2017 of $34.0 million is available for carryforward to future years and, accordingly, a deferred tax asset for this amount was recorded in the Registrant’s 2017 financial statements.
As you know, there are multiple limitations on a taxpayer’s ability to claim foreign income taxes paid as a credit against U.S. income tax. As discussed in items 3 and 4 in our October 2, 2018 response, utilization of FTC is determined by calculating net foreign source income for each separate income category (“basket”) (Item 3) as follows:

a.	Determine taxpayer’s gross income;

b.	Separate gross income into US source and foreign source income;

c.	Assign foreign source income to its appropriate “basket”;

d.	Determine items that must be deducted from foreign source income to compute foreign source taxable income for each “basket”;

e.	Allocate and apportion required deductions from US source income and foreign source income, by “basket”;

f.
Reduce net foreign source income, by “basket”, by mandatory overall foreign loss (OFL) recapture associated with that basket, which results in foreign source income being reclassified as US source income;

g.	Determine taxpayer’s final taxable income for the year by deducting any net operating loss (NOL) carryovers; and

Confidential Treatment Requested by Univar Inc.
Pursuant to 17 C.F.R. 200.83

November 6, 2018 – Response to October 24, 2018 SEC Comment Letter
Page | 3

h.
to the extent net foreign source taxable income remains, calculate the foreign tax credit limitation, which requires that FTC cannot exceed the US tax that would have been payable on foreign source taxable income in each separate “basket”, foreign taxes paid or accrued, or US tax on US source income (Item 4).

The Company’s calculation of foreign source income and FTC estimated to be utilized in 2017 in accordance with the above limitations, is included as Exhibit A hereto, and is subject to the Registrant’s request for confidential treatment.
There are three primary factors limiting the Registrant’s ability to utilize in 2017 the full $47.6 million FTC available and associated with the one-time deemed repatriation income:
(1) the required allocation of U.S. interest expense and other expenses to foreign source income;
(2) the utilization of an NOL carryforward against foreign source income; and
(3) the mandatory partial recapture of an overall foreign loss (OFL).
Regarding the Registrant’s ability to utilize excess FTC in future years, the above FTC limitation calculation must be done for each separate “basket” of net foreign source income expected in those future years.
The one-time deemed mandatory repatriation income included in the Registrant’s 2017 taxable income was properly categorized as “general basket” foreign source income for FTC limitation calculation purposes. Looking forward, in the ordinary conduct of its global business, the Registrant does not expect to generate recurring “general basket” foreign source income, other than occasional immaterial amounts. In addition, any future amounts of “general basket” foreign source income, if such income were to be generated (which is not expected), would be reduced by allocated interest expense and mandatory OFL, making it more likely than not the Registrant’s excess FTC will not be utilized.
The Registrant does expect, however, to have future foreign source income that will be categorized under new IRC section 951A as “GILTI basket” (global intangible low taxed income) foreign source income. This foreign source income will not be of the same character of income as the taxable income from the one-time deemed mandatory repatriation (general limitation basket) and, therefore, the Registrant’s excess FTC will not be available to utilize as a credit against US income tax on this basket of income.
Based on the above, in computing its 2017 income tax provision for financial statement purposes, the Registrant recorded a valuation allowance of $34 million, equal in amount to the deferred tax asset recorded for its excess FTC.
In accordance with the applicable sections of the IRC, the $47.6 million FTC cannot be used to offset the $50.5 million of remaining income tax expense.

Confidential Treatment Requested by Univar Inc.
Pursuant to 17 C.F.R. 200.83

November 6, 2018 – Response to October 24, 2018 SEC Comment Letter
Page | 4

During the third quarter of 2018, the Company increased the 2017 provisional income tax estimate related to the Tax Act to reflect the impact of additional analysis, changes in interpretations due to new IRC guidance, and assumptions the Company had made. These adjustments have been disclosed in footnote 8 to the Company’s 10-Q filed on November 6, 2018.

Disclosure

We have enhanced our disclosure in footnote 7 of our recast 2017 10-K filed on Form 8-K on November 1, 2018 as follows:
The Tax Act provided for a one-time deemed mandatory repatriation of post-1986 undistributed foreign subsidiary earnings and profits (“E&P”) through the year ended December 31, 2017. The Company had an estimated $623.8 million of undistributed foreign E&P subject to the deemed mandatory repatriation and recognized a provisional $76.5 million of income tax expense in the Company’s consolidated financial statements.
As a result of the one-time deemed mandatory repatriation, the Company estimated a deemed paid foreign income tax credit (“FTC”) previously paid and allocable to the deemed repatriated foreign source income of $134.9 million. These income taxes were required to be reduced in the same proportion as the foreign source income generating the deemed income taxes paid as required under the Tax Act, resulting in a net provisional deemed income tax paid of $47.3 million. In addition, $0.3 million of withholding taxes incurred during the period were creditable. As such, the Company is eligible to claim a foreign tax credit relating to the foreign source income that generated the deemed income taxes paid and, accordingly, estimated a provisional $47.6 million as a deferred tax asset generated at 2017 year-end.
The provisional FTC of $47.6 million generated in 2017 was not fully utilized due to adjustments required to be made against the foreign source income which limited the amount of the overall FTC utilization to $13.6 million in 2017.  After the utilization of a net operating loss carry forward, general business credits and $13.6 million of foreign tax credits, the Company expects to pay additional U.S. federal cash tax of approximately $6.9 million on the deemed mandatory repatriation, payable over eight years.
The Company does not expect future earnings of the appropriate character of taxable income which would allow it to utilize its excess FTC balance in future tax years, in addition to other required adjustments which reduce the amount of future foreign source income available to be offset by a FTC. Therefore, a valuation allowance was established on the remaining provisional $34.0 million FTC.

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Confidential Treatment Requested by Univar Inc.
Pursuant to 17 C.F.R. 200.83

November 6, 2018 – Response to October 24, 2018 SEC Comment Letter
Page | 5

If you have any questions regarding this letter, please do not hesitate to call me at 331-777-6000.

Sincerely,
/s/ Carl J. Lukach

Cc:     Tracie Mariner, Staff Accountant, United States Securities and Exchange Commission
Tracey Houser, Staff Accountant, United States Securities and Exchange Commission
Securities and Exchange Commission
Jeffrey W. Carr
Univar Inc.

Confidential Treatment Requested by Univar Inc.
Pursuant to 17 C.F.R. 200.83

Exhibit A

[*]

Confidential Treatment Requested by Univar Inc.
Pursuant to 17 C.F.R. 200.83